[ISSUER LETTERHEAD]

February 28, 2008

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

Attn:  Mr. Brian Cascio, Accounting Branch Chief
Gary Todd

RE:  e.Digital Corporation
Form 10-K for the fiscal year ended March 31, 2007
File No. 000-20734

Dear Mr. Cascio:

This letter is in response to staff comments dated February 13, 2008.

We acknowledge on behalf of the company that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The itemized responses below are keyed to and respond to the same comment number enumerated in your letter dated February 13, 2008.

Comment
1. Please tell us and more specifically disclose how and when you recognize revenue for content and related services, including how you recognize revenue when you have been engaged to provide both hardware and content. The written response should also address the basis in GAAP for your underlying policies.

Response
1. In late calendar 2006 we commenced selling hardware (eVU video hard-drive playback units) and offering services to periodically encode and update content (movies, music, games etc.) for players to customers. Prior to that time our video hardware product revenues were from sales to customers that provided their own content services. Our prior service revenue (FY 2005 and 2006) was primarily from research and development contracts for customers.

As disclosed in the body of our 10-K content services include coding content (purchased by us or provided by the customer), integrating the content with our proprietary GUI (graphical user interface) software to produce a master content file (containing content and the customized GUI interface) for rapid uploading to multiple players. Our GUI allows ease of use and can accommodate multiple languages. Our tested and Hollywood studio approved encryption methods protect content from being pirated. These services allow protected content on eVU players to be periodically updated through e.Digital Content Loading Stations by our customers or VARs or others on their behalf.

For the period ended March 31, 2007 we had no content service revenue as we had yet to provide a customer with such a periodic content load (See response 2 below for current policy). We concluded after an analysis including Statement of Financial Accounting Concepts No. 5, Staff Accounting Bulletin No. 104 and EITF Issue No. 00-21 that hardware sales and the provision of periodic content services were separate accounting elements. We used the application guidance contained in Issue #1 of EITF 00-21 which lists three criteria that a deliverable must meet, within a multiple element arrangement, in order to qualify as a separate unit of accounting:
(a)	The delivered item(s) has value to the customer on a standalone basis,
(b)	There is objective and reliable evidence of the fair value of the undelivered item(s), and
(c)
If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in control of the vendor.

Each element (hardware and content services) has standalone value to the customer and there is objective and reliable evidence of the fair value of each element and no general right of return exists. We separately price each element for certain customers. We have sold players separately in the past without providing content services. And other vendors provide competing hardware and other vendors and customers provide competing content services.

Our initial customer relationships separately priced and provided separate contract arrangements for the hardware sales versus content services but we determined that if future arrangements do not separately price hardware sales and a series of content services that the values would be allocated based on the best evidence available. In our current fiscal year we entered into one such arrangement where the pricing included hardware and a series of future content services.

Comment
2. Please revise future filings to specifically identify when you apply multiple element accounting. In that regard, please identify the multiple elements involved, state how you determine fair value of the individual elements and describe the revenue policy for each element. Overall, your disclosure should clarify why you believe the transactions are appropriately accounted for as multiple element arrangements as described in EITF 00-21.

Response

2. Our first transaction with multiple elements that was not separately contracted and priced occurred in Q2 of FY 2008. We point staff to our disclosure starting in our second quarterly report on Form 10-Q for the current year in a subsection entitled “Critical Accounting Policies” of Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations. This expanded revenue recognition policy disclosure reflects the fact that content services became a larger element of accounting and our Company had its first arrangement that combined multiple elements in one contract. This expanded and revised policy from our Form 10-Q for the second quarter ended September 30, 2007 and filed on November 9, 2007 from page 15 states:

. . . As our revenues from both products and services related to our eVU product line have increased we have refined and expanded our critical accounting policy titled “Revenue Recognition” as follows:

Revenue recognition
The Company recognizes product revenue upon shipment of a product to the customer, FOB shipping point, or upon acceptance by the customer depending on the specific contract terms, if a signed contract exists, the fee is fixed and determinable, collection of resulting receivables is probable and there are no resulting obligations. Research and development contract revenues on short-term projects or service revenue is recognized once the services or product has been delivered, the fee is fixed and determinable, collection of the resulting receivable is probable and there are no resulting obligations. If all of the service or product has been delivered and there is one element that is more than perfunctory to the services or product that has not been delivered, revenue will be recognized evenly over the remaining term of the undelivered element.

The Company enters into arrangements that include multiple elements such as hardware and content and other services. Revenue from these arrangements is allocated based on the fair value of each element. The Company defers revenue for any undelivered elements, and recognizes revenue when the product is delivered or over the period in which the service is performed, in accordance with the Company’s revenue recognition policy for such element. If the Company cannot objectively determine the fair value of any undelivered element included in a multiple-element arrangement, revenue is deferred until all elements are delivered and/or services have been performed, or until the Company can objectively determine the fair value of all remaining undelivered elements.

Revenue from separately priced extended warranty or product replacement arrangements is deferred and recognized to income on a straight-line basis over the contract period. The Company evaluates these arrangements to determine if there are excess costs greater than future revenues to be recorded as a loss.

Funds received in advance of meeting the criteria for revenue recognition are deferred and are recorded as revenue as they are earned.

We will revise future filings to specifically identify when we apply multiple element accounting and identify the multiple elements involved, the determination of the fair value of individual elements and our revenue policy for each element. We understand it is our responsibility to account for such multiple element transactions as described in EITF 00-21. We will expand our 10-Q policy description above and disclosure in future filings additional information on how we determine fair value (prices regularly used with other customers) and disclosing that content revenue is recognized when the content services are delivered to the customer and other revenue elements are met.

Comment
3. In future filings, please also describe the circumstances that result in long-term deferred revenue.

Response

3. In future filings we will describe the circumstances that result in long-term deferred revenue which to date have principally been provision of content services and separately priced extended warranties.

Comment
4. We see from page 23 that you reduced accrued liabilities by $515,000 for a disputed lease liability. Please tell us about the background and nature of the dispute related to the lease liability. Please also clarify why you believe that the expiration of the statute of limitations negates the legal liability that should be recorded under U.S. GAAP. Please specifically address the requirements of paragraph 16 to SFAS 140.

Response

4. In our FY2007 Q4 we reduced accrued liabilities by $515,000. This liability was described in prior filings as:
We have an accrued lease liability of $515,000 that arose in the normal course of business for equipment delivered to the company. This amount is approximately nine years old. The accrued lease liability reflects management's best estimate of amounts due for matters in dispute. Settlement of this liability may either be more or less than the amount recorded in the audited consolidated financial statements and accordingly may be subject to measurement uncertainty in the near term.

This line item was also discussed in prior fair value policy notes in our financial statements.

The $515,000 reduction in accrued liabilities was described and quantified in the overall performance and the results of operations sections of our MD&A.

Background and Nature of Accrual
This liability arose in 1997 when we discontinued certain contract manufacturing services and returned a chip on board machine under lease from Comdisco and had been carried on the balance sheet since that time period.

Although we concluded at that time that some amount may be owed we were unable to validate the claim by the lessor or obtain documentation regarding their computation of the claimed amount. This was apparently due to multiple sales of the subject leasing legal entity to a series of companies and the financial failure of same. So while we had an invoiced amount we were not convinced that the lessor had actually incurred such a loss on the early takeback of the leased equipment. Since no attempt was made to collect by any entity during the ensuing years we disclosed the nature of the item in the future commitments section of our 10-Ks identifying it as both being in dispute and subject to measurement uncertainty.

Negation of Legal Liability and GAAP
Based on discussions with counsel we have been advised that after ten years in the state of Illinois it is improbable that this liability could be enforced.

Since no further action is contemplated related to this item, the tolling of the statute of limitations could be considered an effective judicial release under Paragraph 16(b) of SFAS 140. International Accounting Standards IAS 39.AG 57(b) uses the term “process of law” rather than judicial release and we believe the statute of limitations tolling qualifies for debt derecognition. However, we note that Paragraph 4 of SFAS 140 states: “This Statement does not address subsequent measurement of assets and liabilities, except for (a) servicing assets and servicing liabilities.” We do not believe the accrued lease liability is a servicing liability (Glossary of SFAS 140). The liability does not related to servicing a financial asset. The extinguishment of liabilities discussion at Paragraph 309 et.al. refers to this scope limitation and Paragraph 315 specifically refers to liabilities within the scope of Paragraph 4. We do not believe the referenced debt is within the scope of Paragraph 4 and that accounting is more appropriate under APB 26, as amended and SFAS 5. APB 26 paragraph 3(a) refers to those instances where SFAS 140 is applicable. A distinction exists between the extinguishment of liability (SFAS 140) versus extinguishment of debt (APB 26). APB 26 applies to “all extinguishments of debt, whether early or not,” (Paragraph 2) and accordingly we do not believe it requires a payment to settle (the process of law could suffice). Paragraph 19 and 20 provide that regardless of the means to achieve extinguishment that the gain should be in current income.

Also we view the original accrual made ten years ago as an estimate of what was possibly due on settling a claim on the equipment lease takeback, effectively a loss contingency for an actual or possible claim under SFAS 5. Factors to be considered under Paragraph 33 include the period in which an actual or possible claim occurred and the probability of unfavorable outcome. We believe the tolling of the statute of limitations made the probability of unfavorable outcome to now be remote. Although nonauthoritative, AICPA Technical Practice Aids Section 3400.01 discusses a contested liability that is extinguished upon the statute of limitations effectively baring filing suit (in our case the statute of limitations effectively bars collection of the contested debt).

Comment
5. As a related matter the notes to future financial statements should include a description of this transaction and the basis in GAAP for the accounting applied. In addition, please note that the impact of any unusual material items included in operating results should be described and quantified in MD&A.

Response

5. In future financial statements we will provide a description of this transaction and the GAAP basis for recording the gain in fiscal 2007. The impact of unusual material items that are included in operating results will be described and quantified in MD&A.

We hope that the foregoing responses satisfactorily address the Staff’s comments. Please do not hesitate to call the undersigned at 858-304-3016, Ext 205 if we can address any follow-up questions or if the staff has any further comments.

Sincerely,

/s/ Robert Putnam
Robert Putnam
Interim Chief Accounting Officer